FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

Cusac Gold Mines Ltd. (File #0-000000)

(Translation of registrant's name into English)

911 – 470 Granville Street, Vancouver, BC V6C 1V5

(Address of principal executive offices)

Attachments:

1.

News Release July 19, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: August 15, 2005

By:

“David H. Brett”

 David H. Brett

Its:

President & CEO

CUSAC	Vancouver, B.C. V6C 1V5
gold mines ltd.	911 – 470 Granville St.

Cusac Begins Taurus II Drill Program

For Immediate Release.  Vancouver, BC, July 19, 2005. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports commencement of diamond drilling designed to test new bulk tonnage gold targets on the Company’s 100% owned Table Mountain Gold Property near Cassiar, BC.  The top priority targets are large zones of alteration and quartz veining where past trenching returned widespread gold values up to 190 grams per ton.  A total of 6,800 feet of drilling is planned for the first three target areas.

The decision to drill follows a detailed review of historical data in the vicinity of the Taurus Project (part of which is owned by Cusac), where Cyprus Canada outlined a 1.2 million ounce inferred gold resource in the mid 1990s*. This review led to the discovery of data from past exploration that outlined a number of broad zones of anomalous gold values in soil and outcrop with similar geology and mineralization to the nearby Taurus Project.  Results from over 50 backhoe trenches from a 1987-88 program conducted by Total Energold revealed extensive quartz veining, alteration and gold assays up to 190 grams per ton, with many assays running several grams per ton.    The first target to be drilled is a 500 by 150 meter area named the Backyard System, located approximately 100 meters north of Provincial Highway 37 and 3.7km south east of the Taurus Project. Images of the various target zones showing details of the assay results and locations are posted to the Company’s web site at: http://www.cusac.com/taurusop.shtml

“The Taurus II initiative opens up a whole new area of exploration potential for Cusac,” said CEO David Brett.  “Cusac’s historic focus on  high-grade underground operations at Table Mountain has, to some degree, overshadowed the fact that the Table Mountain Property covers a large portion of the Cassiar Gold Camp, host to both numerous underground, bonanza style high grade gold veins, as well as near surface bulk tonnage targets like Taurus and now Taurus II.  Cusac management is very determined to recommence our underground gold operation and believes that our current Taurus II campaign will help re-focus investor attention on Cassiar as an important gold camp in British Columbia.”

(*Note:  This data is historical in nature and was compiled before the implementation of National Instrument 43-101 reporting standards. Investors are cautioned that recent independent verification of the data has not been performed and the Company has not completed sufficient exploration to verify the historical resource and reserve estimates. The Company is not treating the historical estimates as National Instrument defined resources or reserves verified by a qualified person and the historical estimate should not be relied upon.)

CUSAC GOLD MINES LTD.	For Further Information Call: 1-800-670-6570 (Canada)
PER:	Or 1-800-665-5101 (USA)

David H. Brett	Email: info@cusac.com
President & CEO	Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.